Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO COMBINED FIXED

CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and preferred stock dividends for each of the periods indicated:

	Six Months Ended June 30, 2011		Fiscal Years Ended December 31,
			2010		2009		2008		2007(1)
Fixed charges	$3,145,865		$3,825,946		$2,460,653		$6,189,887		—
Preferred stock dividends	—		—		—		—		—
Combined fixed charges and preferred stock dividends	$3,145,865		$3,825,946		$2,460,653		$6,189,887		—
Fixed charges	$3,145,865		$3,825,946		$2,460,653		$6,189,887		—
Net income (decrease) in shareholders’ equity resulting from operations	$9,785,590		$40,570,538		$93,381,013		$(2,422,645)		$3,324,970
Earnings available to cover fixed charges	$12,931,455		$44,396,484		$95,841,666		$3,767,242		$3,324,970
Ratio of Earnings to Fixed Charges	4.1	x	11.6	x	38.9	x	0.61	x	—
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends(2)	4.1	x	11.6	x	38.9	x	0.61	x	—

(1)	For the period August 17, 2007 (date operations commenced) through December 31, 2007.
(2)	Fixed charges consist of interest expense for the nine months ended September 30, 2011 and the fiscal years ended December 31, 2010, 2009 and 2008. There were no fixed charges for the period ended December 31, 2007.

We computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. We computed the ratio of earnings to combined fixed charges and preferred share dividends by dividing earnings by the sum of fixed charges and dividends on outstanding preferred shares. In each case, earnings represent increase (decrease) in shareholders’ equity resulting from operations plus fixed charges and preferred share dividends, if any. Fixed charges include interest expense. During the periods presented in the table above, no preferred shares were outstanding. For the fiscal year ended December 31, 2008, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by approximately $2.4 million.